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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

(Check One):
[X] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q   [ ] Form N-SAR


                For Period Ended:    February 29, 1996
                                  --------------------------
                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended:
                                                ------------------------------

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  NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
  VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION


        STEEL CITY PRODUCTS, INC.
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FULL NAME OF REGISTRANT


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FORMER NAME IF APPLICABLE

        1001 SANTERRE DRIVE
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ADDRESS OF PRINCIPAL EXECUTIVE OFFICE

        GRAND PRAIRIE, TEXAS  75050
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CITY, STATE AND ZIP CODE

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 X        (a)  The reasons described in reasonable detail in Part III of this
- ---            form could not be eliminated without unreasonable effort or expense;

 X        (b)  The subject annual report semi-annual report, transition report
- ---            on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

- ---       (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

Because of recent significant changes in its customer base, Steel City Products, Inc.'s ("SCPI" or the "Company") management undertook a strategic evaluation of the business to determine the impact of the lost business on future levels of revenues and profits, and to determine how the Company's operations could be restructured to reflect the current level of sales. These efforts have been recently completed, but additional time is required to complete the determination of the impact of the foregoing on management's estimate of the valuation allowance related to the deferred tax asset.

The Company expects to file its Form 10-K within fifteen days following the due date.


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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Mr. Mark Auerbach                       201                622-6377
     --------------------------------    -------------    ---------------------
               (Name)                     (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                       [X] Yes      [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [X] Yes      [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                           STEEL CITY PRODUCTS, INC.
           ---------------------------------------------------------
                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May 29, 1996                      By:  /s/ Mark Auerbach
     ------------------------------         -----------------------------------
                                            Name:     Mark Auerbach
                                            Title:    Chief Financial Officer

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                          ATTACHMENT TO FORM 12b-25
                          -------------------------


Part IV (3):

The Company expects the earnings statements in its subject report to reflect the following approximate results, prior to recording a possible further adjustment to the valuation allowance of its deferred tax asset, in accordance with FAS109 (in thousands):

                                              Three Months        Three Months
                                                 Ended               Ended
                                           February 29, 1996   February 28, 1995
                                           -----------------   -----------------


Sales                                         $3,775                 $5,955
                                              ======                 ======

Loss from continuing operations
   before income taxes                        $ (634)                $ (129)
Current income tax benefit (expense)              84                     (5)
Deferred income taxes benefit                    190                    103
                                              ------                 ------

Loss from continuing operations               $ (360)                $  (31)
                                              ======                 ======

Net loss                                      $ (317)                $  (13)
                                              ======                 ======

Net loss attributable to
   common stockholders after
   preferred stock dividends:                 $ (574)                $ (273)
                                              ======                 ======


The comparative increase of $329,000 in the loss from continuing operations primarily relates to the decrease in revenues, and to a slight decrease in gross profit margin.
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                                                 Fiscal              Fiscal
                                               Year Ended          Year Ended
                                           February 29, 1996   February 28, 1995
                                           -----------------   -----------------


Sales                                         $ 24,650              $27,335
                                              ========              =======

(Loss) income from continuing operations
   before income taxes                        $  (206)              $ 1,260
Current income tax benefit (expense)              136                   (87)
Deferred income tax expense                    (1,500)                 (339)
                                              -------               -------
(Loss) income from continuing operations      $(1,570)              $   834
                                              =======               =======

Net (loss) income                             $(1,527)              $   924
                                              =======               =======
Net loss attributable to
   common stockholders after
   preferred stock dividends                  $(2,543)              $   (95)
                                              =======               =======


The comparative decrease of $2.4 million in income from continuing operations presented above primarily relates to (i) a deferred tax charge of $1.5 million that was recorded in the third quarter of the current fiscal year representing management's initial estimate of the impact of significant changes in SCPI's customer base on the valuation allowance of the deferred tax asset; (ii) reduced sales and profit levels associated with the customer loss; and (iii) additions to the Company's provision for doubtful accounts of approximately $415,000.